Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-13

Drilling program underway at Alianza’s Klondike Copper Property, Colorado, new surface occurrences identified

Vancouver, BC, August 10, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that a 1,000 metre (m) drill program is underway at the Klondike Property (“Klondike”), a property in Alianza’s strategic alliance with Cloudbreak Discovery PLC (“Cloudbreak”), located in southwestern Colorado, United States. The drill is turning and most of the construction related to the drill pads and temporary road access to them is complete. Notably, construction of the access between pads L and N at the Northeast Fault target revealed numerous new occurrences of copper oxide mineralized sandstone.

The planned 1,000m drill program, fully funded by partner Allied Copper Corp. (“Allied”), is designed to test three separate multi-kilometre copper-mineralized targets at the West Graben, East Graben and Northeast faults. The first phase $1.0 million drill program will test at least five of the 12 highest priority drillholes to a maximum depth of approximately 250m.

“We are extremely pleased to have drilling underway at Klondike, just over one year after announcing its acquisition with our alliance partner, Cloudbreak.” stated Mark T. Brown, Executive, Chairman of Alianza. “It is very encouraging that we are uncovering new copper occurrences as we build access into the drill pads, strengthening our conviction that we are testing robust copper targets.”

It is anticipated that the program will take four to six weeks to complete, with results potentially available in Q4 2022. Allied is funding this program under an option agreement whereby Allied can earn a 100% interest in the Klondike property from the Strategic Alliance (Alianza and Cloudbreak) over a four year period by funding $4.75 million in exploration, issuing 7 million shares and paying $400,000 to the alliance partners. An additional 6 million warrants in the stock of Allied are payable at certain milestones. The alliance partners will hold a 2% NSR, of which 1% can be purchased for $1.5 million.

About the Klondike Property

The Klondike Property is located approximately 25 kilometres south of Naturita, Colorado. This property lies within the Paradox Copper Belt, which includes the producing Lisbon Valley Mining Complex. Numerous historical copper occurrences have been identified throughout the district, however, many of these have not been explored using modern exploration techniques.

A 2021 reconnaissance program consisting of mapping, stream sediment sampling and rock sampling was undertaken at the Klondike Property to help define drill targets at the West Graben Fault and East Graben Fault targets. Rock sampling and mapping successfully expanded the footprint of both targets and identified a new target named the Northeast Fault. Sampling at the Northeast Fault returned 1.56% copper and 1.4 grams per tonne (“g/t”) silver over a 4.6 metre chip sample of bleached, bitumen spotted and altered Jurassic sandstones of the Saltwash member of the Morrison Formation.

Copper mineralized sandstones at the Northeast Fault target can be traced along the fault and outboard from it into the adjacent sandstones over an area 200 metres long by 100 metres wide before becoming obscured beneath gravel cover. Further anomalous copper, including 2.1 metres of 463 ppm copper, was encountered over one kilometre to the northwest where the structure and host strata next appear from beneath the same gravel cover.

At Klondike, documented copper exploration ceased in the 1960s with subsequent exploration targeting uranium the 1970s. Previous workers reported high-grade copper mineralization highlighted by results of 6.3% copper and 23.3 g/t silver in outcrop. In addition to its high-grade potential, disseminated copper-silver mineralization has been observed which may be amenable to modern open pit mining with Solvent Extraction Electrowinning (“SXEW”) processing similar to the Lisbon Valley Mining Complex. Sedimentary hosted copper deposits are an important contributor to world copper production, accounting for more than 20% of the world’s copper supply annually.

The project is road accessible year-round, traveling two kilometres of gravel road from paved highway. The project is comprised of 76 mining claims on Federal mineral rights managed by the BLM, in addition to an Exploration Permit and an exclusive right to a State lease from the State of Colorado.

Calorads_Road
KB_PDH Access Road
CO_Geology_clipped
Qtg - Coarse gravels, cobbles and boulders
Kmv - Sandstone, Mesa Verde Gp.
Km - Mancos Shale
Kdb - Sandstone, Dakota and Burro Canyon Fms.
Jmse - Sandstone, Entrada, Summerville and Morrison Fms.
TRkc - Conglomerate, Chinle Fm.
Pc - Sandstone - Cutler Fm.
PAh - Limestone, Hermosa Fm.
PAp - Residual Breccia, Paradox Fm.
Faults
Graben_Flts
Master_Rock_Samples_Cu_2021
0.0 - 0.05
0.04 - 0.5
0.5 - 1.5
1.5 - 5
5 - 6.23
Master_Rock_Samples_plot_1999
< 0.04
0.04 - 0.5
0.5 - 1.5
1.5 - 5
5 - 6.3
Exploration Potential
Permitted Drillholes
2022 Phase 1 Drillholes
PDH K
PDH J2
PDH J1
PDH J
PDH L
PDH N
PDH M
NE Fault
PDH F
PDH E
PDH G
PDH C
PDH D2
PDH S-1a
PDH D3
PDH S-1b
PDH B
PDH S-2
PDH A
PDH A'
PDH H_S-6
PDH S-3
PDH S-4
PDH S-5
East Graben Fault
West Graben Fault
Qtg
Pc
Jmse
TRkc
Kdb
0 0.5 1 km

Figure 1. 2022 Phase 1 Drillholes and Permitted Drillholes, Klondike Property, Colorado

About the Strategic Alliance

Under the terms of the Alliance, either Cloudbreak Discovery PLC or Alianza Minerals Ltd can introduce projects to the Alliance. Projects accepted into the Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of Alliance projects unless the Alliance steering committee determines, on a case-by-case basis, that Cloudbreak would be a more suitable operator. The initial term of the Alliance runs for two years and may be extended for an additional two years.

About Cloudbreak Discovery PLC

Cloudbreak Discovery PLC, is a leading natural resource project generator, working across a wide array of mineral assets that are being developed and managed by an experienced team with a proven track record. Value accretion within the projects being developed by Cloudbreak’s generative model enables a multi-asset approach to investing and exploration. Diversification within the mining sector and amongst resource classes is key to withstanding the cycles of natural resource investing.

About Allied Copper Corp.

Allied Copper Corp. is headquartered in Vancouver, BC Canada is a mineral exploration company focused on acquiring and developing potential long life, scalable copper-gold assets in the Western United States. The company’s strategy is to focus on low cost and potential high growth operations in low-risk jurisdictions. Allied’s management is committed to operating efficiently and with transparency in all areas of the business.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

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